Exhibit 11.1

                     SOLECTRON CORPORATION AND SUBSIDIARIES
              STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE
                      (In thousands, except per share data)
                                     Three Months Ended
                                        November 30,
                                     ------------------
                                       1997      1996
                                     --------  --------
Weighted average number of
 shares of common stock and
 common stock equivalents:

Primary:
 Common stock                         114,834   105,892
 Common stock equivalents -
  stock options                         4,402     3,134
                                     --------  --------
    Total primary shares              119,236   109,026
                                     --------  --------

Fully diluted:
 Common shares issuable
  upon assumed conversion
  of convertible subordinated
  notes                                 6,803     6,804

 Incremental increase in
  common stock equivalents
  using end of period market
  price                                   --        771
                                     --------  --------
    Total fully diluted shares        126,039   116,601
                                     ========  ========


Net income - primary                 $ 44,888  $ 31,475

 Interest expense for
  convertible subordinated
  notes, net of taxes                   2,398     2,277
                                     --------  --------
Net income - fully diluted           $ 47,286  $ 33,752
                                     ========  ========

Net income per share - primary       $   0.38  $   0.29
                                     ========  ========

Net income per share -
 fully diluted                       $   0.38  $   0.29
                                     ========  ========